April 9, 2013
AIG Corporate Legal, Compliance, Regulatory and Government Affairs 80 Pine Street, 13th Floor New York, NY 10005 www.aig.com		Mr. Joel Parker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
James J. Killerlane III Associate General Counsel and Assistant Secretary T 212 770 8111 F 866 215 0326 james.killerlane@aig.com		100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
	Re:	American International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-08787
Dear Mr. Parker:

Thank you for taking the time yesterday to discuss with me your letter dated March 28, 2013 with respect to American International Group, Inc.’s Form 10-K for the fiscal year ended December 31, 2012. As discussed on our call, we are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than April 18, 2013.

Thank you again for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.
Very truly yours,
/s/ James J. Killerlane III
James J. Killerlane III
Associate General Counsel and Assistant Secretary

	cc:	David L. Herzog Jeffrey M. Farber